BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

August 16, 2005                                                               Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)

PRESS RELEASE

Berkley Resources Inc. (the “Company”) reports as follows with respect to its current operations:

(a) Sturgeon Lake Area, Alberta

This oil prospect is a well-defined seismic opportunity with projected recoverable reserves of 5 to 10 million barrels. Berkley holds 27.50% working interest in this prospect and it proposes to participate for 15% of the drilling costs and farmout the remaining 12.50%. The farmee now has this project drill-ready, with licencing approved for October 2005 drilling. Drilling costs are now projected at $3,000,000 with the Company’s 15.00% share projected at $450,000.

(b) Senex Area, Alberta

The Company and its partners have consolidated their acreage holdings at 14 sections (8,960 acres) over this multi-zone prospect. The acquired properties contained two suspended oil wells which were recompleted and placed on production at an initial monthly average combined rate of over 75 barrels per day (15 barrels net). Three additional wells were drilled and cased in November/December 2004. The Company holds 20% W.I. in two of these new drills and 15% in the third. The Company participated for its 20% share in the 3-D seismic program conducted over the joint lands in January 2005. The seismic program cost $1,700,000 in total ($340,000 net). The 3-D seismic appears very helpful in planning future drilling on this multi-zone prospect. A new operator has purchased the interest (40.00%) of the previous operator in this project. The new operator will bring strong financing and operational experience to this project. In view of the rapidly increasing price of oil, this project is quickly becoming very important to the Company. It is expected that the new operator will be proposing an aggressive drilling program during the fourth quarter of 2005 and the first half of 2006. The Company intends to maintain its position in this project and participate for its 15/20% share as and when proposed by the operator.

(c) Crossfield Area, Alberta

This 30 to 50 billion cubic feet (bcf) natural gas prospect located 50 miles north of Calgary is now ready to drill. The location has been surveyed and the surface lease acquired. Formal licencing procedures will take six weeks to six months to complete as this is a “sour-gas” prospect. Berkley holds 35% working interest in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. Test well drilling costs are estimated at $2,800,000. Berkley’s 35% share will be about $980,000. At this time the Company anticipates that the first well may be cleared to drill about November 2005.

(d) Brazeau Area, Alberta

This 11,500’ Nisku formation natural gas well located at 5-13-46-13 W5M in west-central Alberta was tied-in to the processing plant in the area and placed on production February 20, 2005 at four million cubic feet per day. The Company holds 30% working interest in production from the well through payout reducing then to 19.50%. The well has produced an increasing amount of water and was shut-in April 17, 2005 while arrangements were made for long term water disposal. This has now been put in place and the well is being produced intermittently. The operator will continue to work with this well to determine if an acceptable producing regime can be established between the gas production and the water disposal facilities.

(e) Leduc Area, Alberta

The Wabamun (D-1) gas well “MEC Leduc 11-33-49-26 W4M” has been on production since August 2004 at steady rates in excess of 1.1 million cubic feet per day (1.1 mm cf/d). This well has paid out and the Company’s working interest is now reduced from 6.00% to 4.00%. The Company participated for its 6.67% share to acquire two additional sections of land (1280 acres) adjoining the producing section 33 and participated for a like interest in recompleting an existing well located on the acquired lands at 14-28-49-26 W4. The 14-28 well was completed as an oil well in the D-1 formation with an indicated initial producing rate of about 20 barrels per day. The operator is attempting to arrange a market for this oil.

Financing:

The Company expects to invest by June 30, 2006 between four and six million dollars as its share to drill and develop the above projects plus continue to develop an inventory of new prospects. It is planned to provide this investment capital through a combination of cash flow from existing production and the issuance of shares from treasury, including flow-through shares as such may be determined by the Company’s directors.

Summary:

The upward push in oil prices to record highs - currently over U.S. $67.00 per barrel for West Texas Intermediate (WTI) - and the wake created by these prices for natural gas (over $10.00 per thousand cubic feet for winter 2006) adds significant value to the Company’s existing production and the opportunity value which must be attributed to the above described drilling projects. If any one of these new projects lives up to its promise, it will have significant positive effect on the Company’s value.

For further information with respect to oil and gas operations please contact Jim O’Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211. For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company’s Vancouver office at (604) 682-3701.

On behalf of the Board of Directors of Berkley Resources Inc.

“Matt Wayrynen”
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.